The persons named above will vote the shares of stock represented by this Proxy Card in accordance with the specifications made in Items 1 and 2. If the undersigned makes no specification, the persons named above will vote the shares "FOR" Items 1 and 2.

Please sign exactly as your name appears below, date and return this Proxy Card promptly, using the self-addressed, prepaid envelope enclosed for your convenience. Please correct your address before returning this Proxy Card. Persons signing in a fiduciary capacity should indicate that fact and give their full title. If a corporation, please sign in the full corporate name by the president or other authorized officer. If a partnership, please sign in the partnership name by an authorized person. If joint tenants, both persons should sign.

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Date

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Name of Shareholder (Please Print)

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New Address (Street, City, State)

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Signature and Title

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Signature and Title

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Signature and Title

LSB INDUSTRIES, INC.
16 South Pennsylvania
Post Office Box 754
Oklahoma City, Oklahoma 73101

PROXY
FOR THE 2005 ANNUAL MEETING
OF STOCKHOLDERS

THIS PROXY IS
SOLICITED BY THE
BOARD OF DIRECTORS
OF LSB INDUSTRIES, INC.

The undersigned hereby appoints Jack E. Golsen and Tony M. Shelby, and each of them, the undersigned's proxy, with full power of substitution, to attend the annual meeting of the shareholders of LSB Industries, Inc. (the "Company") on Thursday, June 23, 2005, at 11:30 a.m., Central Daylight Time, at the Company's offices located at 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107, and at any adjournment of that meeting and to vote the undersigned's shares of the Common Stock, Convertible Noncumulative Preferred Stock, 12 % Series B Cumulative Convertible Preferred Stock, and Series D 6% Cumulative Convertible Preferred Stock, all of which vote as single class, as designated below.

(1) Election of Directors

☐ **For All Nominees Listed Below (except as marked to the contrary below)** ☐ **Withhold Authority to vote for All Nominees Listed Below**
    (Instruction: To withhold authority for an individual nominee, strike through the nominee's name below.)

Raymond B. Ackerman   Bernard G. Ille   Donald W. Munson   Tony M. Shelby   John A. Shelley

The Board of Directors unanimously recommends a vote "FOR" all nominees.

(2) The ratification of the Audit Committee appointment of independent auditors, Ernst & Young, LLP

☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

The Board of Directors unanimously recommends a vote "FOR" this item.

(3) In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.